Exhibit 3.1

*090201*

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 6845708
Website: www.nvsos.gov

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
Procera Networks, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)
ARTICLE FOURTH - This Article of the Articles of Incorporation of this corporation is amended to read in full as follows:

"'The total number of shares of capital stock which this corporation shall have authority to issue is forty-seven million five hundred (47,500,000) with a par value of $.001 per share. TW-two million five hundred (32,500,000) of those shares are Common Stock and fifteen million (15,000,000) of those shares ,are Preferred Stock. Effective as of 5:00 p.m., Eastern time, on the effective date of filing, each ten (10) shares of Common Stock, par value $.001 per share, . . ." [continued on attached Addendum]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:
79.0%

4. Effective date of filing: (optional)	2/4/11
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Charles Constanti
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

ADDENDUM TO
CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
PROCERA NETWORKS, INC.

This Addendum is attached to the Certificate of Amendment of Procera Networks, Inc., a Nevada corporation.  The amendment set forth in Section 2 of said Certificate is continued as follows:

 “. . . issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $.001 per share, of this corporation; provided, however, that this Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the average of the high and low trading prices of the Common Stock on the NYSE Amex Equities during regular trading hours for the five trading days immediately preceding the effective filing date with the Secretary of State of the State of Nevada of this Certificate of Amendment to Articles of Incorporation.  Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, on any matter on which action of the stockholders of this corporation is sought.  The holders of shares of Preferred Stock shall have no right to vote such shares, except (i) as determined by the Board of Directors of this corporation in accordance with the provisions of Section (3) of ARTICLE FIFTH of these Articles of Incorporation, or (ii) as otherwise provided by the Nevada General Corporation Law, as amended from time to time.”